Contact

www.linkedin.com/in/james-
pelligrini-8b715823 (LinkedIn)

Top Skills

Financial Analysis
Financial Modeling
Management

Languages

French

James Pelligrini

Managing Partner at Goat Rodeo Capital Management
San Francisco Bay Area

Experience

Goat Rodeo Capital Management
Managing Partner
May 2019 - Present (4 years 9 months)
San Francisco, California, United States

sPacific Gravity
Founding Partner
May 2019 - Present (4 years 9 months)
San Francisco, California, United States

Granters Drinks
Director
September 2017 - January 2019 (1 year 5 months)
San Francisco, California

E. & J. Gallo Winery
5 years 3 months

New Brand and Product Development - Spirits
October 2015 - September 2017 (2 years)

Finance Leadership and General Management Program
July 2012 - October 2015 (3 years 4 months)

Liberty Mutual Insurance
Corporate Development Program Summer Associate - Internal
Consultant - Surety Group
June 2011 - October 2011 (5 months)
Greater Philadelphia Area

Collaborated with senior management to prepare comprehensive review of
current portfolio book of business. Performed financial analysis of firms that
comprised the Liberty Mutual Surety bond landscape. Developed a financial
model to streamline determination of outstanding exposure and analyze trend
ratios across industry sector. Provided in depth strategic and management
consultation to bonded contractors and offered advisory support to regional
underwriting officers that helped minimize risk exposure.

Oriskany Manufacturing Technologies
Consultant
July 2008 - July 2010 (2 years 1 month)
Central, New York

Financial Analysis and Risk Mitigation
- Identified historical variances in monthly profits. Proved root cause as unique approach of throughput accounting used by firm on long-term contractual agreements and fluctuation in cost of production materials. Designed and built an interactive, quantitative model that calculates surcharges, without complicating internal standardized accounting work flows.

Cost Estimation Engineering and Contract Negotiation
- Participated in material sourcing, product pricing, and contract bidding. Worked with customer purchasing executives to develop innovative pricing agreements, without exposing firm profit margins.

Post-Merger Business System Integration
- Responsible for realization of synergies from a merger which resulted in a 25% increase in size of firm.

East Syracuse Minoa CSD
Junior Varsity Lacrosse Coach
January 2010 - June 2010 (6 months)

Coached 27 players through tryouts and 15 regular season games. Ran practices with a focus on offensive schemes and strategy.

EcoTarium
External Consultant
January 2007 - June 2007 (6 months)
Worcester, Massachusetts

Provided pro-bono strategy consultation to help administration and budget committee drive organic attendance growth during off-season. Developed and presented business growth proposition supported by advanced mathematical models constructed in GIS and SPSS.

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Education

College of the Holy Cross
Bachelor of Arts (BA), Mathematics · (2004 - 2008)

University of Rochester - Simon Business School

Master of Business Administration (M.B.A.), Finance, Competitive Strategy, Corporate Accounting · (2010 - 2012)

Aalto-yliopisto

MBA Exchange, International Business Executive Education · (2011 - 2011)

Westhill High School

· (2000 - 2004)